

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2010

Mr. Xiang Wei
Chief Executive Officer
Wonder International Education and Investment Group Corporation
8040 E. Morgan Trail, #18
Scottsdale, AZ 85258

Re: **Wonder International Education and Investment Group Corporation**
Amendment No. 4 to Registration Statement on Form S-1
Filed on July 26, 2010
File No. 333-163635

Dear Mr. Wei:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your responses to comments one and five in our letter dated June 16, 2010 and are unable to agree. We still believe that the transaction is a primary offering by the selling shareholders on behalf of the company. The purpose of this transaction was to create a market in the company's securities through a widespread distribution

of the company's shares through Eastbridge and its existing shareholder base. We particularly note that most of the selling shareholders are offering a nominal number of securities in the transaction, and paid no consideration for their shares in the distribution. We also note that your response incorrectly indicates that you have attempted to register the issuance of the dividend shares to Eastbridge's shareholders in this transaction. However, you have only registered the sale of those dividend shares by the selling shareholders. Please revise to also register the distribution of the dividend shares to Eastbridge's existing shareholders and identify Eastbridge as an underwriter in connection with that distribution. You must also identify all the selling shareholders as underwriters and fix the offering price for the duration of the offering.

Management's Discussion and Analysis, page 77

2.   We note your response to comment seven in our comment letter dated June 16, 2010. Please revise this section to discuss the material terms of the Capital Raise Agreement, including the identity of the investment bank, and its impact upon your liquidity, as requested in our previous comment. Please note that we may have additional comments subsequent to your filing the Agreement as an exhibit to your amended filing.

Financial Statements

General

3.   Refer to the Report of Independent Registered Public Accounting Firm on page F-2. We note that the audited financial statements for both 2008 and 2009 have been restated to account for penalties related to income tax reporting obligations. Please have your auditor revise their report to include an explanatory paragraph for the restatement pursuant to AU section 508.19 or tell us the basis for their conclusion that such an emphasis in the report is not warranted.

Note 1 - Organization and Business Risks and Uncertainties, page F-7

4.   Disclose the significant provisions of the Consulting Services Agreement in sufficient detail to demonstrate how it contributes to your conclusion that you have operational control of each of the Chinese companies. Describe the nature of the services provided under the agreement. Also disclose how the consulting fees are determined in sufficient detail to show how these fees equal the profits of the Chinese companies.

Exhibits

5.   We reiterate our comment 15 in our letter dated June 16, 2010. Please revise the
     Consent of Independent Certified Public Accountant to include the financial
     statements for both the 2009 and 2008 audited financial statements included in the
     filing and reference the date of your report in the consent.

     As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

     You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry
French, Accountant Branch Chief at (202) 551-3810, if you have questions regarding
comments on the financial statements and related matters. Please contact Paul Fischer,
Attorney-Advisor, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

                                        Sincerely,

                                        /s/Larry Spirgel
                                        Assistant Director

Cc: Christopher Dieterich, Esq.
        By facsimile, 310-312-6680